
05069842



2005 ANNUAL REPORT

BOLT TECHNOLOGY CORPORATION

Bolt Technology Corporation operates in two business segments - geophysical equipment and industrial products. The geophysical equipment segment includes the development, manufacture and sale of marine seismic energy sources (air guns), energy source monitoring systems, underwater electrical connectors and cables, air gun signature hydrophones and pressure transducers used by the marine seismic industry. The industrial products segment develops, manufactures and sells miniature industrial clutches, brakes and sub-fractional horsepower electric motors. Founded in 1960, the Company is headquartered in Norwalk, Connecticut. Our common stock trades on the American Stock Exchange under the ticker symbol BTJ.


BOLT

FINANCIAL HIGHLIGHTS

Years Ended June 30
(In thousands, except per share data)

	2005	2004	2003	2002	2001
Summary of Operations					
Sales	**$ 18,796**	$ 14,806	$ 10,842	$ 17,991	$ 15,496
Income (loss) before income taxes	**2,500**	1,308	(335)	3,089	1,071
Provision (benefit) for income taxes	**841**	455	(174)	1,218	675
Net income (loss)	**1,659**	853	(161)	1,871	396
Net cash provided by operating activities	**$ 1,978**	$ 1,090	$ 519	$ 3,827	$ 585
Average number of shares outstanding - diluted	**5,533**	5,489	5,414	5,416	5,414
Earnings (loss) per share - diluted	**$ 0.30**	$ 0.16	$ (0.03)	$ 0.35	$ 0.07
Financial Position Data					
Working capital	**$ 10,450**	$ 9,330	$ 8,331	$ 8,479	$ 5,572
Total assets	**27,316**	22,574	21,776	22,860	24,734
Current portion of long-term debt	-	-	-	-	3,600
Long-term debt	-	-	-	-	-
Total liabilities	**4,241**	1,182	1,237	2,160	5,905
Stockholders' equity	**$ 23,075**	$ 21,392	$ 20,539	$ 20,700	$ 18,829

BOLT TECHNOLOGY CORPORATION | ANNUAL REPORT 2005 | PRESIDENTS MESSAGE

I am pleased to report that fiscal year 2005 was a strong year for our Company. Net income increased 94% to $1,659,000 compared to $853,000 last year.

The major reason for the improvement in fiscal 2005 was the continuation of the increase in marine seismic exploration activity which began in fiscal 2004. As a result, Bolt's high quality products, including our airguns and underwater electrical connectors, were in high demand. Our consolidated sales increased 27% to $18,796,000 from $14,806,000 last year primarily due to higher volume in our geophysical equipment business; and our industrial products business reported improvement as well.

Our consolidated gross profit margin increased from 38% in fiscal 2004 to 42% in fiscal 2005. The improvement in our margin was primarily due to the geophysical equipment segment and was caused mainly by: (1) an increase in prices; (2) higher manufacturing efficiencies associated with volume increases; and (3) a lower addition to our inventory valuation reserve. Selling, general, and administrative expenses increased $929,000 from $4,170,000 in fiscal 2004 to $5,099,000 in fiscal 2005, reflecting higher compensation costs, professional fees and marketing expenses.

The Company's balance sheet continued to strengthen in fiscal 2005. Working capital of $10,450,000 at June 30, 2005 increased 12% from the year ago level and we continued to be debt free during fiscal 2005.

Last year I reported that the first sale of the Company's Annular Port Guns ("APG") was made in fiscal 2004. In fiscal 2005, we received our second order for an APG system which will be shipped in early fiscal 2006.

Another important event that occurred in fiscal 2005 was the exercise of our option to purchase the property in Cypress, Texas where A-G Geophysical Products is located. The property consists of approximately five acres of land and a 30,000 square foot building that was constructed in 1997. The purchase price of $1,000,000 was well below the current appraisal valuation of the property.

We are hopeful that marine seismic exploration activity will continue to increase in fiscal 2006 and are optimistic as to continued improvement in our business. Among the indicators which are important to our outlook are: (1) the current price range for oil and gas; (2) increasing worldwide energy demand; (3) the number of outstanding proposals and customer inquiries for our geophysical equipment and (4) anticipated continuing improvement in the U.S. economy.

We believe that our cash position at June 30, 2005 together with projected cash flow from fiscal 2006 operations will be adequate to meet foreseeable operating needs. We have also continued to search for acquisition candidates for our Company and we currently have several opportunities under review.



Bolt's "number one priority" is to continue providing high quality equipment and service to the marine seismic industry. In this regard, research and development ("R&D") expenditures were increased by 30% in fiscal 2005 to further advance the development of our seismic source monitoring system (SSMS) and to increase the capabilities of our other product offerings. As we move into fiscal 2006, we plan to maintain our strong focus in R&D to continue the momentum to improve existing products and to develop new ones.

I am very grateful to our dedicated employees who are directly responsible for Bolt's substantial accomplishments in fiscal 2005. I know that I can count on them to continue to not only meet but exceed our customers' expectations. Finally, I thank the Board of Directors of the Company for their continued counsel and our Stockholders for their continued trust and confidence in our Company.

Raymond M. Soto

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis should be read together with the Consolidated Financial Statements and accompanying notes and other detailed information appearing elsewhere in this Annual Report. This discussion includes forward-looking statements about the demand for our products and future results. Please refer to the "Note Regarding Forward-Looking Statements" section of this Annual Report.

OVERVIEW

Sales of the Company's geophysical products are generally related to the level of worldwide oil and gas exploration and development activity which is dependent, primarily, on oil and gas prices. During fiscal 2003, despite high oil and gas prices, the energy industry became increasingly cautious on marine seismic exploration spending, causing an industry-wide slowdown in marine seismic activity. Due to this slowdown, marine seismic contractors significantly reduced the size of their fleets which, in turn, resulted in lower sales of geophysical equipment, including the Company's air guns and underwater connectors. Marine seismic exploration started to improve during fiscal 2004, and this improvement has continued throughout fiscal 2005. The continuing high price of oil, increased worldwide energy demand and the depletion of proven oil and natural gas reserves has caused an increased demand for marine seismic surveys. As a result, geophysical equipment sales increased 32% for the year ended June 30, 2005 compared to the year ended June 30, 2004. Based on the level of scheduled shipments and customer inquiries, the Company anticipates that this improvement will continue into fiscal 2006.

Sales in the industrial products segment increased by 6% for the year ended June 30, 2005 compared to the year ended June 30, 2004. With continuing improvement in the U.S. economy, the Company anticipates that industrial products sales should increase in fiscal 2006.

Due primarily to the increase in the geophysical equipment business as described above, the Company's balance sheet continued to strengthen in fiscal 2005. Working capital at June 30, 2005 increased by 12% from working capital at June 30, 2004.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2005, the Company believes that current cash and cash equivalent balances and projected cash flow from operations are adequate to meet foreseeable operating needs.

Year Ended June 30, 2005 At June 30, 2005, the Company had $3,654,000 in cash and cash equivalents. For the year ended June 30, 2005, cash and cash equivalents increased by $764,000. Cash flow from operating activities after changes in operating assets and liabilities was $1,978,000 for the year ended June 30, 2005, primarily due to net income adjusted for depreciation and deferred income taxes and higher current liabilities partially offset by higher accounts receivable and inventories.

For the year ended June 30, 2005, the Company used $1,238,000 for capital expenditures funded from operating cash flow. Of this amount, $1,013,000 relates to the Company's exercise of the option to purchase the land and building in Cypress, Texas used by A-G. The remainder of the capital expenditures relates to equipment purchases in the ordinary course of business. The Company estimates that capital expenditures for fiscal year 2006 will be approximately $200,000. The Company expects to fund these capital expenditures from operating cash flow.

Since a relatively small number of customers account for the majority of the Company's geophysical equipment sales, the consolidated accounts receivable balance tends to be concentrated in a small number of customers. At June 30, 2005 and 2004 the five customers with the highest balances due represented 69% and 40%, respectively, of the accounts receivable balances on those dates.

In October 1998, the Company's Board of Directors approved a stock repurchase program under which the Company was authorized to buy up to 500,000 shares of its Common Stock in open market or private transactions. Although the program remains authorized, the Company has not repurchased any shares and currently has no plan to make repurchases.

Year Ended June 30, 2004 At June 30, 2004, the Company had $2,890,000 in cash and cash equivalents. For the year ended June 30, 2004, cash and cash equivalents increased by $968,000. Cash flow from operating activities after changes in operating assets and liabilities was $1,090,000 for the year ended June 30, 2004, primarily due to net income adjusted for depreciation and deferred income taxes partially offset by higher accounts receivable.

For the year ended June 30, 2004, the Company used $122,000 for capital expenditures funded from operating cash flow.

Off-Balance Sheet Arrangements The Company has no off-balance sheet financing arrangements. In addition, the Company does not have any relationship with unconsolidated entities or any special purpose entities and has not issued any guarantees.

Contractual Obligations The Company has no long-term borrowings, capital leases, purchase obligations or other long-term liabilities at June 30, 2005 and 2004. The Company is obligated for minimum lease payments as of June 30, 2005 under several operating leases for its facilities. The total minimum payments due under such leases is $902,000 payable during the following periods: less than one year - $334,000; 1 to 3 years - $532,000; and 3 to 5 years - $36,000. Such amounts are exclusive of any "additional rent" for taxes, utilities or similar charges, under triple net leases. See Note 8 to the Consolidated Financial Statements under "Lease Commitments," for further information regarding future payments and other information relating to such leases.

Securities and Exchange Commission Informal Inquiry By letter dated January 23, 2004, the Company was informed that the staff of the Securities and Exchange Commission (the "Staff") had begun an informal inquiry regarding certain corporate and accounting matters. In its letter, the Staff stated that the inquiry should not be construed to indicate that any federal securities laws had been violated or to reflect on the integrity of any person, the Company or its securities. Although the Company believes that it has acted properly and legally and is voluntarily cooperating with the Staff's informal inquiry, it can neither predict the length, scope or results of the informal inquiry, or the impact, if any, on its operations. The Company has complied with the information requests of the Staff.

RESULTS OF OPERATIONS

Year Ended June 30, 2005 Compared to Year Ended June 30, 2004 Sales for the year ended June 30, 2005 increased by $3,990,000 or 27% from the year ended June 30, 2004. Sales of geophysical equipment increased by $3,808,000 or 32% due primarily to higher: (a) air gun system sales ($416,000), (b) sales of air gun replacement parts ($1,866,000), and (c) sales of underwater electrical connectors ($1,226,000). Industrial products sales for the year ended June 30, 2005 increased by $182,000 or 6% compared to the year ended June 30, 2004, reflecting higher volume associated with improvement in the domestic economy.

Consolidated cost of sales as a percentage of consolidated sales was 58% for the year ended June 30, 2005 versus 62% for the year ended June 30, 2004. Cost of sales as a percentage of sales for the geophysical segment decreased from 63% for the year ended June 30, 2004 to 59% for the year ended June 30, 2005, due primarily to: (a) higher manufacturing efficiencies associated with the 32% sales increase, (b) a smaller addition to the inventory valuation reserve in fiscal 2005, and (c) the implementation of a 6% price increase in January 2005. Cost of sales as a percentage of sales for the industrial products segment was 56% for the year ended June 30, 2005, unchanged from the year ended June 30, 2004. Although manufacturing costs increased in the industrial products segment, such increase was offset by a 5% price increase effective January 2005 and higher manufacturing efficiencies associated with the 6% sales increase in fiscal 2005.

Research and development ("R&D") costs for the year ended June 30, 2005 increased by $63,000 or 30% from the year ended June 30, 2004. The major portion of the R&D cost increase relates to the Company's Seismic Source Monitoring System ("SSMS"). SSMS is utilized to measure air gun depth, air pressure and "near field" energy output for each gun array, thereby enhancing the accuracy and therefore the usefulness of marine seismic survey data. The Company is currently working on more advanced stages of SSMS which will deliver further benefits to customers.

Selling, general and administrative expenses increased by $929,000 or 22% for the year ended June 30, 2005 from the year ended June 30, 2004 due primarily to higher: (a) compensation expense ($391,000), (b) professional fees ($112,000), (c) advertising and trade show expenses ($74,000) and (d) bad debt expense ($68,000).

The Company conducted, with the assistance of an independent valuation firm, an annual impairment test of goodwill balances as of July 1, 2005 and 2004. The results of these tests indicated that there was no impairment of the June 30, 2005 and 2004 goodwill balances.

The provision for income taxes for the year ended June 30, 2005 was $841,000, an effective tax rate of 34%, which was the same as the federal statutory rate of 34% primarily due to the effect of state income taxes and nondeductible expenses, fully offset by exempt income relating to foreign sales. The provision for income taxes for the year ended June 30, 2004 was $455,000, an effective tax rate of 35%, which was higher than the federal statutory rate of 34% primarily due to the effect of state income taxes and nondeductible expenses, partially offset by exempt income relating to foreign sales..

The above-mentioned factors resulted in a net income for the year ended June 30, 2005 of $1,659,000 compared to net income of $853,000 for the year ended June 30, 2004.

Year Ended June 30, 2004 Compared to Year Ended June 30, 2003 Sales for the year ended June 30, 2004 increased by $3,964,000 or 37%, from the year ended June 30, 2003. Sales of geophysical equipment increased by $3,611,000 or 44% primarily due to several complete energy source systems sales of traditional guns which amounted to $2,243,000 and the first sale of the Company's Annular Port Guns which amounted to $594,000. The remainder of the increase was attributable to higher sales of air gun replacement parts and underwater electrical connectors reflecting increased marine seismic activity. In contrast, sales of complete energy source systems sales during year ended June 30, 2003 amounted to only $395,000. Industrial products sales for the year ended June 30, 2004 increased by $353,000 or 13% from the year ended June 30, 2003 primarily reflecting higher volume associated with the gradual improvement in the domestic economy and the addition of new customers.

Consolidated cost of sales as a percentage of consolidated sales was 62% for the year ended June 30, 2004 versus 66% for the year ended June 30, 2003. Cost of sales as a percentage of sales for the geophysical segment decreased from 69% for the year ended June 30, 2003 to 63% for the year ended June 30, 2004, due primarily to higher manufacturing efficiencies associated with the 44% sales increase. Increases to the inventory valuation reserve in fiscal 2004 and 2003 were $243,000 and $282,000, respectively. These amounts were charged to cost of sales. Cost of sales as a percentage of sales for the industrial products segment increased from 55% for the year ended June 30, 2003 to 56% for the year ended June 30, 2004 due primarily to higher compensation costs.

Research and development expense in fiscal 2004 was $2,000 more than in the prior fiscal year, reflecting work on the development of a new product, the SSMS, and a reduction in spending on the Annular Port Gun project.

Selling, general and administrative expenses increased by $297,000 or 8% for the year ended June 30, 2004 versus the year ended June 30, 2003, primarily due to increased bad debt expense ($121,000) and higher professional fees ($99,000).

The Company conducted, with the assistance of an independent valuation firm, an annual impairment test of goodwill balances as of July 1, 2004 and 2003. The results of these tests indicated that there was no impairment of the June 30, 2004 and 2003 goodwill balances.

The provision for income taxes for the year ended June 30, 2004 was $455,000, an effective tax rate of 35%, which was higher than the federal statutory rate of 34% primarily due to the effect of state income taxes and nondeductible expenses, partially offset by exempt income relating to foreign sales. The provision for income taxes for the year ended June 30, 2003 was a benefit of $174,000 reflecting a loss before income taxes of $335,000 and an increase in net deferred tax assets partially offset by state income taxes.

The above-mentioned factors resulted in a net income for the year ended June 30, 2004 of $853,000 compared to net loss of $161,000 for the year ended June 30, 2003.

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CRITICAL ACCOUNTING POLICIES

The methods, estimates and judgments the Company uses in applying the accounting policies most critical to its financial statements have a significant impact on the results the Company reports in its financial statements. The Securities and Exchange Commission has defined the most critical accounting policies as the ones that are most important to the portrayal of the Company's financial condition and results, and requires the Company to make its most difficult and subjective judgments.

Based on this definition, the Company's most critical policies include: revenue recognition; recording of inventory reserves; deferred taxes; and the potential impairment of goodwill. These policies are discussed below. The Company also has other key accounting policies, including the establishment of bad debt reserves. The Company believes that these other policies either do not generally require it to make estimates and judgments that are as difficult or as subjective, or that it is less likely that they would have a material impact on the Company's reported results of operations for a given period. See Note 1 to the Company's Consolidated Financial Statements for additional information. Revenue recognition was previously considered a key accounting policy but not a critical accounting policy. The Company, however, has concluded that it is appropriate to categorize revenue recognition as a critical accounting policy because recent foreign customer transactions have required the exercise of considerable subjective judgment.

Although the Company believes that its estimates and assumptions are reasonable, these are based upon information available at the end of each reporting period and involve inherent risks and uncertainties. Actual results may differ significantly from the Company's estimates and its estimates could be different using different assumptions or conditions.

Revenue Recognition The Company recognizes sales revenue when it is realized and earned. The Company's reported sales revenue is based on meeting the following criteria: (1.) Manufacturing products based on customer specifications; (2.) Delivering product to the customer before the close of the reporting period, whereby delivery results in the transfer of ownership risk to the customer; (3.) Establishing a set sales price with the customer; (4.) Collecting the sales revenue from the customer is reasonably assured; (5.) No significant contingencies exist.

Inventory Reserves A significant source of the Company's revenue arises from the sale of replacement parts required by customers who have previously purchased products. As a result, the Company maintains a large quantity of parts on hand that may not be sold or used in final assemblies for an extended period of time. In order to recognize that certain inventory may become obsolete or have supplies in excess of reasonably supportable sales forecasts, management establishes an inventory valuation reserve. The inventory valuation reserve is a significant estimate made by management and the actual results may differ from this estimate and the difference could be material. Management establishes the inventory valuation reserve by reviewing the inventory for items that should be reserved in full based on a lack of usage for a specified period of time and for which future demand is not forecasted and establishes an additional reserve for slow moving inventory based on varying percentages of the cost of the items. At June 30, 2005 and 2004 approximately $1,944,000 and $1,828,000, respectively, of the raw materials and sub-assemblies inventory were considered slow moving and subject to a reserve provision equal to all or a portion of the cost, less an estimate for scrap value. In many instances, this inventory has been unsold for more than five years from date of manufacture or purchase, and in other instances the Company has more than a five-year supply of inventory on hand based on recent sales volume. At June 30, 2005, the cost of inventory which has more than a five-year supply on hand and the cost of inventory which has had no sales during the last five years amounted to approximately $1,422,000. Management nevertheless believes that this inventory is properly valued and appropriately reserved. Even if management's estimate were incorrect, that would not result in a current cash charge since the cash required to manufacture or purchase the older inventory was expended in prior years.

The Company records increases in inventory valuation reserves in cost of sales and decreases in inventory valuation reserves when items are scrapped or disposed of. During the fiscal year ended June 30, 2005, the inventory valuation reserve was increased by $127,000. In addition, during fiscal 2005 the Company scrapped or disposed of items which had a cost of $6,000.

Deferred Taxes The Company applies an asset and liability approach to accounting for income taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. The recoverability of deferred tax assets is dependent upon the Company's assessment of whether it is more likely than not that sufficient future taxable income will be generated in the relevant tax jurisdiction to utilize the deferred tax asset. The Company reviews its internal forecasted sales and pretax earnings estimates to make its assessment about the utilization of deferred tax assets. In the event the Company determines that future taxable income will not be sufficient to utilize the deferred tax asset, a valuation allowance is recorded. If that assessment changes, a charge or a benefit would be recorded in the consolidated statement of income. The Company has concluded that no deferred tax valuation allowance was necessary at June 30, 2005 and 2004 because future taxable income is believed to be sufficient to utilize the deferred tax asset. Net deferred tax assets decreased by $427,000 from $444,000 at June 30, 2004 to $17,000 at June 30, 2005 reflecting principally the utilization of the alternative minimum tax credit carry-forward ($272,000), utilization of the tax loss carry-forward ($123,000) and amortization of goodwill for tax purposes ($99,000), partially offset by an increase in the inventory valuation reserve of $47,000.

Goodwill Impairment Testing As required by SFAS No. 142, "Goodwill and Other Intangible Assets," the Company reviews goodwill for impairment annually or more frequently if impairment indicators arise. Goodwill was tested for impairment as of July 1, 2001, the initial test, and as of each July 1 thereafter through July 1, 2005. All five tests were conducted by management with the assistance of an independent valuation company and the results of such tests indicated no impairment. The Company's goodwill carrying amounts relate solely to the acquisition of Custom Products and A-G, which are two SFAS 142 reporting units. Bolt, the parent of Custom Products and A-G, is a third reporting unit and has no goodwill. Both Bolt and A-G are in the geophysical equipment segment, and Custom Products is in the industrial products segment. Step one of the goodwill impairment test is to compare the "fair value" of the reporting unit with its "carrying amount." The fair value of a reporting unit is the amount that a willing party would pay to buy or sell the unit other than in a forced liquidation sale. The carrying amount of a reporting unit is total assets, including goodwill, minus total liabilities. If the fair value of a reporting unit is greater than the carrying value, the Company considers goodwill not to be impaired. If the fair value is below the carrying value, the Company would proceed to the next step, which is to measure the amount of the impairment loss. Any such impairment loss would be recognized in the Company's results of operations in the period in which the impairment loss arose. The Company's method of determining the fair value of the Custom and A-G reporting units is to obtain from the valuation company an estimate of the fair value of these reporting units based on up to three different valuation approaches: (a) a capitalized cash flow method, (b) a market approach that gives consideration to the prices paid for publicly traded stocks, and (c) a projected net income approach that examines the projected net income of certain publicly traded stocks and determines a multiple of earnings that the valuation specialist believes should be applied to the business unit's estimated earnings.

The Company reviewed the estimated fair values utilizing each of the above approaches, and in each of the five annual tests performed, utilized the discounted cash flow method when reviewing for impairment. The results of the other methods were also generally consistent with the Company's conclusion that goodwill was not impaired. The Company also compared the values from the above approaches to the market capitalization of the Company (including the Bolt unit that has no goodwill reflected in the financial statements) to provide an overall test to ascertain the reasonableness of the approach used. At all annual impairment test dates except July 1, 2003, the Company's market capitalization exceeded the carrying value of stockholders' equity at the impairment test date. At July 1, 2003, the Company's market capitalization was less than the Company's stockholders' equity, however this condition was reversed by August 2003 when the market price of the Company's stock increased.

Goodwill represents approximately 40% of the Company's total assets at June 30, 2005, and is thus a significant estimate made by management. Even if management's estimate were incorrect, that would not result in a current cash charge because the Company's goodwill amounts reflected on its balance sheet arose out of acquisition accounting several years ago. See Notes 1 and 2 to the Company's Consolidated Financial Statements for additional information concerning goodwill.

RECENT ACCOUNTING DEVELOPMENTS:

Accounting Changes and Error Corrections In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154") which is a replacement of APB Opinion No. 20, "Accounting Changes," ("APB 20"), and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," ("SFAS 3"). SFAS 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires that voluntary changes in accounting principle be applied retrospectively to prior period financial statements unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine either the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in the income statement. When it is impracticable to determine the cumulative effect of applying the new accounting principle to all prior periods, SFAS 154 requires that the new principle be applied prospectively from the earliest date practicable. APB 20 required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 also applies to changes in accounting principle required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. If the pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 requires that retrospective application be limited to the "direct" effects of the change. "Indirect" effects of a change in accounting principle, such as the impact on a profit sharing contribution or bonus, should be recognized in the period of the accounting change. SFAS 154 requires that a change in depreciation or amortization of long-lived assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 leaves unchanged many of the requirements of APB 20 including those relating to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error. In addition, SFAS 154 leaves unchanged the requirements of SFAS 3 relating to the reporting of accounting changes in interim financial statements. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is allowed for accounting changes and corrections of errors made in fiscal years beginning after the date of this Statement. The provisions of SFAS 154 will have an impact on the Company's financial statements in the future should there be voluntary changes in accounting principles.

Conditional Asset Retirement Obligations In March 2005, the FASB issued Interpretation No. 47 ("FIN 47"), "Accounting for Conditional Asset Retirement Obligations" which is an interpretation of SFAS Statement No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations." FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires that an entity recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. If the fair value of such liability can be reasonably estimated, such liability should be recognized when incurred, which is generally upon acquisition, construction, development or through the normal operation of the asset. Uncertainty about the timing of the conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005 and December 31, 2005 for calendar year entities. Management believes that FIN 47 will not have an impact on the Company's consolidated financial statements because the Com-

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pany does not engage in conditional asset retirement obligations.

Share-Based Payment In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment," ("SFAS 123 Revised"). SFAS 123 Revised is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 Revised also supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends SFAS No. 95, "Statement of Cash Flows." The approach in SFAS 123 Revised is similar in most respects to the approach described in SFAS 123. A key requirement of SFAS 123 Revised is that all share-based payments to employees, including stock option grants, be recognized in the income statement based on their fair values. Pro forma disclosure of the cost of employee share payments is no longer an alternative. SFAS 123 Revised is effective in the first interim period or annual reporting period beginning after June 15, 2005. The Company believes that SFAS 123 Revised will currently have no impact to Bolt's consolidated financial statements because under the terms of the existing stock option plan, no options can be granted subsequent to June 30, 2003 and all options were fully vested as of June 30, 2004. Should the Company provide share based payments in the future, however, the Company will have to fair value these awards and recognize this cost in its consolidated financial statements in accordance with the requirements of SFAS 123 Revised.

Exchanges of Nonmonetary Assets In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets-an amendment of APB Opinion No. 29," ("SFAS 153"). SFAS 153 is an amendment of APB Opinion No. 29, "Accounting for Nonmonetary Transactions" ("APB 29"). The guidance in APB 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. APB 29, however, included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets which should be based on the recorded amount of assets exchanged. SFAS 153 eliminates the foregoing narrow exception and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the Company are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges consummated in fiscal periods beginning after June 15, 2005. SFAS 153 will not have an impact on the Company's consolidated financial statements because the Company does not engage in nonmonetary asset exchanges

Inventory Costs In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4," ("SFAS 151"). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," by providing clarification on the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. Paragraph 5 of ARB No. 43, Chapter 4, stipulated that "...under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and re-handling costs may be so abnormal as to require treatment as current period charges...." SFAS 151 requires that these items be handled as current period charges regardless of whether they meet the criterion of "so abnormal." SFAS 151 also requires that allocation of fixed production overheads to the cost of production be based on normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. Management believes that the adoption of this standard will have no impact on the Company's consolidated financial statements because it is already in compliance with this new standard.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Bolt Technology Corporation
Norwalk, Connecticut

We have audited the consolidated balance sheets of Bolt Technology Corporation and subsidiaries as of June 30, 2005 and 2004 and the related consolidated statements of income (loss) and cash flows for each of the three years in the period ended June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bolt Technology Corporation and subsidiaries as of June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2005, in conformity with U.S. generally accepted accounting principles.

McGladrey & Pullen, LLP

McGladrey & Pullen, LLP
Stamford, Connecticut
August 23, 2005

For the Years Ended June 30,

	2005	2004	2003
REVENUES:			
Sales	$ 18,796,000	$ 14,806,000	$ 10,842,000
COSTS AND EXPENSES:			
Cost of sales	10,973,000	9,135,000	7,116,000
Research and development	271,000	208,000	206,000
Selling, general and administrative	5,099,000	4,170,000	3,873,000
Interest income	(47,000)	(15,000)	(18,000)
	16,296,000	13,498,000	11,177,000
Income (loss) before income taxes	2,500,000	1,308,000	(335,000)
Provision (benefit) for income taxes	841,000	455,000	(174,000)
NET INCOME (LOSS)	$ 1,659,000	$ 853,000	$ (161,000)
EARNINGS (LOSS) PER SHARE:			
Basic	$ 0.31	$ 0.16	$ (0.03)
Diluted	$ 0.30	$ 0.16	$ (0.03)
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:			
Basic	5,418,952	5,414,357	5,414,357
Diluted	5,533,382	5,488,510	5,414,357

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS



	June 30, 2005	2004
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 3,654,000	$ 2,890,000
Accounts receivable, less allowance for uncollectible accounts of $72,000 in 2005 and $60,000 in 2004	3,043,000	2,336,000
Inventories	7,141,000	4,687,000
Deferred income taxes	354,000	425,000
Other current assets	162,000	174,000
	14,354,000	10,512,000
Property, Plant and Equipment:		
Land	253,000	-
Buildings	760,000	-
Leasehold improvements	348,000	351,000
Machinery and equipment	6,359,000	6,131,000
	7,720,000	6,482,000
Less accumulated depreciation	(5,905,000)	(5,621,000)
	1,815,000	861,000
Goodwill, net	11,042,000	11,084,000
Deferred income taxes	-	19,000
Other assets	105,000	98,000
	$ 27,316,000	$ 22,574,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 2,100,000	$ 461,000
Accrued expenses	1,042,000	666,000
Income taxes payable	348,000	55,000
Customer deposit	414,000	-
	3,904,000	1,182,000
Deferred income taxes	337,000	-
Total liabilities	4,241,000	1,182,000
Stockholders' equity:		
Common stock, no par value, authorized 9,000,000 shares; issued and outstanding 5,423,960 in 2005 and 5,414,357 in 2004	26,176,000	26,152,000
Accumulated deficit	(3,101,000)	(4,760,000)
Total Stockholders' Equity	23,075,000	21,392,000
	$ 27,316,000	$ 22,574,000

See Notes to Consolidated Financial Statements.

	For the Years Ended June 30,		
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 1,659,000	$ 853,000	$ (161,000)
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation and amortization	284,000	279,000	281,000
Deferred income taxes	469,000	415,000	(194,000)
	2,412,000	1,547,000	(74,000)
Change in operating assets and liabilities:			
Accounts receivable	(707,000)	(641,000)	1,814,000
Inventories	(2,454,000)	269,000	(344,000)
Other assets	5,000	(30,000)	(79,000)
Accounts payable	1,639,000	(19,000)	(15,000)
Accrued liabilities	376,000	(19,000)	(737,000)
Income taxes payable	293,000	(17,000)	(46,000)
Customer deposit	414,000	-	-
Net cash provided by operating activities	1,978,000	1,090,000	519,000
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property, plant and equipment	(1,238,000)	(122,000)	(71,000)
Net cash used in investing activities	(1,238,000)	(122,000)	(71,000)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Exercise of stock options	24,000	-	-
Net cash provided by financing activities	24,000	-	-
Net increase in cash	764,000	968,000	448,000
Cash and cash equivalents at beginning of year	2,890,000	1,922,000	1,474,000
Cash and cash equivalents at end of year	$ 3,654,000	$ 2,890,000	$ 1,922,000
Supplemental disclosure of cash flow information:			
Cash transactions:			
Income taxes paid	$ 79,000	$ 63,000	$ 65,000
Non-cash transactions:			
Transfer of inventory to property, plant and equipment	$ -	$ 122,000	$ -

See Notes to Consolidated Financial Statements.

Note 1 | Description of Business and Significant Accounting Policies

The Company consists of three operating units: Bolt Technology Corporation ("Bolt"), A-G Geophysical Products, Inc. ("A-G") and Custom Products Corporation ("Custom Products"). Bolt and A-G are in the "geophysical equipment" segment. Bolt manufactures and sells marine seismic energy sources (air guns) and replacement parts, and A-G manufactures and sells underwater cables, connectors, hydrophones and seismic source monitoring systems. Custom Products, which is in the "industrial products" segment, manufactures and sells miniature industrial clutches and brakes and sells sub-fractional horsepower electrical motors.

Principles of Consolidation The Consolidated Financial Statements include the accounts of Bolt and its subsidiary companies. All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Allowance for Uncollectible Accounts The allowance for uncollectible accounts is established through a provision for bad debts charged to expense. Accounts receivable are charged against the allowance for uncollectible accounts when the Company believes that collectibility of the principal is unlikely. The allowance is an amount that the Company believes will be adequate to absorb estimated losses on existing accounts receivable, based on the evaluation of the collectibility of accounts receivable and prior bad debt experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the accounts receivable, overall accounts receivable quality, review of specific problem accounts receivable, and current economic and industry conditions that may affect the customer's ability to pay. While the Company uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic and industry conditions.

Inventories Inventories are valued at the lower of cost or market, with cost principally determined on an average cost method which approximates the first-in, first-out method. The Company maintains an inventory valuation reserve to provide for slow moving and obsolete inventory. Amounts are charged to the reserve when the Company scraps or disposes of inventory. See Note 3 to Consolidated Financial Statements for additional information concerning inventories.

Property, Plant and Equipment Property, Plant and equipment are stated at cost. Depreciation for financial accounting purposes is computed using the straight-line method over the estimated useful lives of 15 to 30 years for buildings, over the term of the lease for leasehold improvements and 5 to 10 years for machinery and equipment. Major improvements which add to the productive capacity or extend the life of an asset are capitalized, while repairs and maintenance are charged to expense as incurred.

Goodwill and other Long-Lived Assets *Goodwill represents the excess cost over the value of net tangible and intangible assets acquired in business combinations and until June 30, 2001 was being amortized using the straight-line method over 20 years. Accumulated amortization at June 30, 2005 and 2004 was $1,750,000. Effective July 1, 2001, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill amortization ceased when the new standard was adopted. The standard also required an initial goodwill impairment test in the year of adoption and annual impairment tests thereafter. The initial impairment test of the goodwill balance as of July 1, 2001 and annual impairment tests of the goodwill balance each July 1 thereafter, including July 1, 2005, were conducted and the tests indicated no impairment. The tests were conducted by management with the assistance of an independent valuation company. See Note 2 to Consolidated Financial Statements for additional information concerning goodwill.*

The Company's other long-lived assets consist of property, plant and equipment and other non-current assets. The Company reviews for the impairment of these assets whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount is considered impaired when anticipated undiscounted cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The Company's reviews as of June 30, 2005 and 2004 did not result in any indicators of impairment, and therefore no impairment tests were performed on these other long-lived assets.

Revenue Recognition and Warranty Costs The Company recognizes sales revenue when it is realized and earned. The Company's reported sales revenue is based on meeting the following criteria:

1. Manufacturing products based on customer specifications.
2. Delivering product to the customer before the close of the reporting period, whereby, delivery results in the transfer of ownership risk to the customer.
3. Establishing a set sales price with the customer.
4. Collecting the sales revenue from the customer is reasonably assured.
5. No significant contingencies exist.

Warranty costs and product returns incurred by the Company have not been significant.

Income Taxes The provision for income taxes is determined under the liability method. Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using currently enacted tax rates. The provision (benefit) for income taxes is the sum of the amount of income tax paid or payable for the year determined by applying the provisions of enacted tax laws to the taxable income for that year and the net change during the year in the Company's deferred tax assets and liabilities. See Note 4 to Consolidated Financial Statements for additional information concerning the provision for income taxes and deferred tax assets.

Stock-Based Compensation The Company adopted SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" in 2003 and SFAS No. 123, "Accounting for Stock-Based Compensation" in 1997. Under SFAS No. 123, as amended by SFAS No. 148, companies can, but are not required to, elect to recognize compensation expense for all stock-based awards using a fair value methodology. The Company has adopted the disclosure-only provisions, as permitted by SFAS Nos. 123 and 148. In this regard, the Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based plans. Accordingly, no compensation expense is recognized for grants under the Company's stock option plan.

Had compensation cost for stock options granted been determined in accordance with the provisions of SFAS No. 123, as amended by SFAS No. 148, net income (loss) and earnings (loss) per share would have been as follows:

Years Ended June 30,	2005	2004	2003
Net income (loss), as reported	$ 1,659,000	$ 853,000	$ (161,000)
Additional compensation cost determined under the fair value method for all stock option grants, net of income tax effect	-	101,000	71,000
Net income (loss), pro forma	$ 1,659,000	$ 752,000	$ (232,000)
Basic earnings (loss) per share:			
As reported	$ 0.31	$ 0.16	$ (0.03)
Proforma	$ 0.31	$ 0.14	$ (0.04)
Diluted earnings (loss) per share:			
As reported	$ 0.30	$ 0.16	$ (0.03)
Proforma	$ 0.30	$ 0.14	$ (0.04)

See Note 6 to Consolidated Financial Statements for additional information concerning stock options.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. The most critical estimates made by the Company are those relating to inventory valuation reserves, goodwill impairment and the realization of deferred tax assets. Actual results could differ from those estimates.

Computation of Earnings (Loss) Per Share Basic earnings (loss) per share is computed by dividing net income (loss) by the average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the average number of common shares outstanding assuming dilution, the calculation of which assumes that all stock options are exercised at the beginning of the period and the proceeds used to purchase shares at the average market price for the period. The following is a reconciliation from basic earnings (loss) per share to diluted earnings (loss) per share for each of the last three years:

Years Ended June 30,	2005	2004	2003
Net income (loss) available to common stockholders	$ 1,659,000	$ 853,000	$ (161,000)
Divided by:			
Weighted average common shares	5,418,952	5,414,357	5,414,357
Weighted average common share equivalents	114,430	74,153	-
Total weighted average common shares and common share equivalents	5,533,382	5,488,510	5,414,357
Basic earnings (loss) per share	$ 0.31	$ 0.16	$ (0.03)
Diluted earnings (loss) per share	$ 0.30	$ 0.16	$ (0.03)

For the year ended June 30, 2005, the calculations include common share equivalents relating to all outstanding stock options because the average market price was higher than the exercise prices. For the year ended June 30, 2004, the calculations do not include options to acquire 28,000 shares, since their inclusion would have been anti-dilutive. For the year ended June 30, 2003, the effect of stock options was not included in the calculation because to do so would have been anti-dilutive.

Recent Accounting Developments

Accounting Changes and Error Corrections In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"), which is a replacement of APB Opinion No. 20, "Accounting Changes," ("APB 20"), and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," ("SFAS 3"). SFAS 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires that voluntary changes in accounting

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principle be applied retrospectively to prior period financial statements unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine either the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in the income statement. When it is impracticable to determine the cumulative effect of applying the new accounting principle to all prior periods, SFAS 154 requires that the new principle be applied prospectively from the earliest date practicable. APB 20 required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 also applies to changes in accounting principle required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. If the pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 requires that retrospective application be limited to the "direct" effects of the change. "Indirect" effects of a change in accounting principle, such as the impact on a profit sharing contribution or bonus, should be recognized in the period of the accounting change. SFAS 154 requires that a change in depreciation or amortization of long-lived assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 leaves unchanged many of the requirements of APB 20, including those relating to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error. In addition, SFAS 154 leaves unchanged the requirements of SFAS 3 relating to the reporting of accounting changes in interim financial statements. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is allowed for accounting changes and corrections of errors made in fiscal years beginning after the date of the Statement. The provisions of SFAS 154 will have an impact on the Company's financial statements in the future should there be voluntary changes in accounting principles.

Conditional Asset Retirement Obligations In March 2005, the FASB issued Interpretation No. 47 ("FIN 47"), "Accounting for Conditional Asset Retirement Obligations" which is an interpretation of SFAS Statement No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations." FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires that an entity recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. If the fair value of such liability can be reasonably estimated, such liability should be recognized when incurred, which is generally upon acquisition, construction, development or through the normal operation of the asset. Uncertainty about the timing of the conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005 and December 31, 2005 for calendar year entities. The Company believes that FIN 47 will not have an impact on the Company's consolidated financial statements because the Company does not engage in conditional asset retirement obligations.

Share-Based Payment In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment," ("SFAS 123 Revised"). SFAS 123 Revised is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 Revised also supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends SFAS No. 95, "Statement of Cash Flows." The approach in SFAS 123 Revised is similar in most respects to the approach described in SFAS 123. A key requirement of SFAS 123 Revised is that all share-based payments to employees, including stock option grants, be recognized in the income statement based on their fair values. Pro forma disclosure of the cost of employee share payments is no longer an alternative. SFAS 123 Revised is effective in the first interim period or annual reporting period beginning after June 15, 2005. The Company believes that SFAS 123 Revised will currently have no impact to the Company's consolidated financial statements because under the terms of the Company's existing stock option plan, no options can be granted subsequent to June 30, 2003 and all options were fully vested as of June 30, 2004. Should the Company provide share based payments in the future, however, the Company will have to fair value these awards and recognize this cost in its consolidated financial statements in accordance with the requirements of SFAS 123 Revised.

Exchanges of Nonmonetary Assets In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets-an amendment of APB Opinion No. 29" ("SFAS 153"). SFAS 153 is an amendment of APB Opinion No. 29, "Accounting for Nonmonetary Transactions" ("APB 29"). The guidance in APB 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. APB 29, however, included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets which should be based on the recorded amount of assets exchanged. SFAS 153 eliminates the foregoing narrow exception and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the Company are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges consummated in fiscal periods beginning after June 15, 2005. SFAS 153 will not have an impact on the Company's consolidated financial statements because the Company does not engage in nonmonetary asset exchanges

Inventory Costs In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4," ("SFAS 151"). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," by providing clarification on the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. Paragraph 5 of ARB No. 43, Chapter 4, stipulated that "...under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and re-handling costs may be so abnormal as to require treatment as current period charges...." SFAS 151 requires that these items be handled as current period charges regardless of whether they meet the criterion of "so abnormal." SFAS 151 also requires that allocation of fixed production overheads to the cost of production be based on normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. Management believes that the adoption of this standard will have no impact on the Company's consolidated financial statements because it is already in compliance with this new standard.

Note 2 | Goodwill

The composition of the net goodwill balance at June 30 is as follows:

	2005	2004
A-G (Geophysical Equipment Segment)	$ 7,679,000	$ 7,679,000
Custom Products (Industrial Products Segment)	3,363,000	3,405,000
	$ 11,042,000	$ 11,084,000

The acquisition of Custom Products in fiscal year 1998 generated tax deductible goodwill which exceeded the goodwill recorded for book purposes. The goodwill reduction for Custom Products during fiscal year 2005 of $42,000 is a result of the tax benefits generated by the goodwill deductible for tax purposes.

As required by SFAS No. 142, "Goodwill and Other Intangible Assets," the Company reviews goodwill for impairment annually or more frequently if impairment indicators arise. Goodwill was tested for impairment as of July 1, 2001, the initial test, and as of each July 1 thereafter through July 1, 2005. All five tests were conducted by management with the assistance of an independent valuation company and the results of such tests indicated no impairment. The Company's goodwill carrying amounts relate solely to the acquisition of Custom Products and A-G, which are two SFAS 142 reporting units. Bolt, the parent of Custom Products and A-G, is a third reporting unit and has no goodwill. Both Bolt and A-G are in the geophysical equipment segment, and Custom Products is in the industrial products segment. Step one of the goodwill impairment test is to compare the "fair value" of the reporting unit with its "carrying amount." The fair value of a reporting unit is the amount that a willing party would pay to buy or sell the unit other than in a forced liquidation sale. The carrying amount of a reporting unit is total assets, including goodwill, minus total liabilities. If the fair value of a reporting unit is greater than the carrying value, the Company considers goodwill not to be impaired. If the fair value is below the carrying value, the Company would proceed to the next step, which is to measure the amount of the impairment loss. Any such impairment loss would be recognized in the Company's results of operations in the period in which the impairment loss arose. The Company's method of determining the fair value of the Custom and A-G reporting units is to obtain from the valuation company an estimate of the fair value of these reporting units based on up to three different valuation approaches: (a) a capitalized cash flow method, (b) a market approach that gives consideration to the prices paid for publicly traded stocks, and (c) a projected net income approach that examines the projected net income of certain publicly traded stocks and determines a multiple of earnings that the valuation specialist believes should be applied to the business unit's estimated earnings.

The Company reviewed the estimated fair values utilizing each of the above approaches, and in each of the five annual tests performed, utilized the discounted cash flow method when reviewing for impairment. The results of the other methods were also generally consistent with the Company's conclusion that goodwill was not impaired. The Company also compared the values from the above approaches to the market capitalization of the Company (including the Bolt unit that has no goodwill reflected in the financial statements) to provide an overall test to ascertain the reasonableness of the approach used. At all annual impairment test dates except July 1, 2003, the Company's market capitalization exceeded the carrying value of stockholders' equity at the impairment test date. At July 1, 2003, the Company's market capitalization was less than the Company's stockholders' equity, however this condition was reversed by August 2003 when the market price of the Company's stock increased.

Goodwill represents approximately 40% of the Company's total assets at June 30, 2005, and is thus a significant estimate made by management. Even if management's estimate were incorrect, that would not result in a current cash charge because the Company's goodwill amounts reflected on its balance sheet arose out of acquisition accounting several years ago.

Note 3 | Inventories

Inventories at June 30 consist of the following:

	2005	2004
Finished goods	$ 1,586,000	$ -
Raw materials and sub-assemblies	5,811,000	4,913,000
Work-in-process	459,000	368,000
	7,856,000	5,281,000
Less-Reserve for inventory valuation	(715,000)	(594,000)
	$ 7,141,000	$ 4,687,000

Although the Company does not generally maintain finished goods inventory, at June 30, 2005 a large order was complete and was ready for shipment, awaiting final shipping destination information from the customer. The finished goods inventory balance at June 30, 2005 represents the cost of this order which will be recorded as a sale when all revenue recognition criteria have been satisfied.

A significant source of the Company's revenue arises from the sale of replacement parts required by customers who have previously purchased products. As a result, the Company maintains a large quantity of parts on hand that may not be sold or used in final assemblies for an extended period of time. In order to recognize that certain inventory may become obsolete or have supplies in excess of reasonably supportable

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sales forecasts, management establishes an inventory valuation reserve. The inventory valuation reserve is a significant estimate made by management. The actual results may differ from this estimate and the difference could be material. Management establishes the inventory valuation reserve by reviewing the inventory for items that should be reserved in full based on a lack of usage for a specified period of time and for which future demand is not forecasted and establishes an additional reserve for slow moving inventory based on varying percentages of the cost of the items. At June 30, 2005 and 2004, approximately $1,944,000 and $1,828,000, respectively, of the raw materials and sub-assemblies inventory were considered slow moving and subject to a reserve provision equal to all or a portion of the cost, less an estimate for scrap value. In many instances, this inventory has been unsold for more than five years from date of manufacture or purchase, and in other instances the Company has more than a five-year supply of inventory on hand based on recent sales volume. At June 30, 2005, the cost of inventory which has more than a five-year supply on hand and the cost of inventory which has had no sales during the last five years amounted to approximately $1,422,000. Management nevertheless believes that this inventory is properly valued and appropriately reserved. Even if management's estimate were incorrect, that would not result in a current cash charge since the cash required to manufacture or purchase the older inventory was expended in prior years.

The Company records increases in inventory valuation reserves in cost of sales and decreases in inventory valuation reserves when items are scrapped or disposed of. During the fiscal year ended June 30, 2005, the inventory valuation reserve was increased by $127,000. In addition, during fiscal 2005 the Company scrapped or disposed of items which had a cost of $6,000.

Note 4 | Income Taxes

Income tax expense (benefit) consists of the following:

Years Ended June 30,	2005	2004	2003
Current:			
Federal	$ 275,000	$ (32,000)	$ -
State	96,000	72,000	20,000
Deferred:			
Federal	494,000	415,000	(171,000)
State	(24,000)	-	(23,000)
	$ 841,000	$ 455,000	$ (174,000)

A reconciliation of the federal statutory rate to the effective tax rate reflected in the total provision (benefit) for income taxes is as follows:

Years Ended June 30,	2005	2004	2003
Statutory rate	34 %	34 %	(34) %
State income taxes, net of federal tax benefit	1	4	(3)
Nondeductible expenses	1	1	5
Exempt income from foreign sales	(2)	(4)	(10)
AMT credit	-	-	(10)
Effective rate	34 %	35 %	(52) %

Deferred income taxes under the liability method reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of the Company's net deferred income tax asset at June 30 were as follows:

	2005	2004
Net deferred tax asset - current:		
Tax loss carry-forward	$ 47,000	$ 170,000
Inventory valuation reserve	279,000	232,000
Allowance for uncollectible accounts	28,000	23,000
	$ 354,000	$ 425,000
Net deferred tax asset -noncurrent:		
Alternative minimum tax credit carry-forward	$ 38,000	$ 310,000
Property, plant and equipment depreciation	68,000	53,000
Amortization of goodwill	(443,000)	(344,000)
	$ (337,000)	$ 19,000

Note 5 | Benefit Plans

The Company maintains defined contribution retirement plans covering substantially all employees who satisfy the age and service requirements of the plans. The Company's contributions to the plans are discretionary, and for the years ended June 30, 2005, 2004 and 2003 amounted to $219,000, $213,000, and $207,000, respectively.

Note 6 | Stock Options

The Company's 1993 Stock Option Plan provided for the granting of options to purchase up to 550,000 shares of Common Stock of the Company at a price not less than fair market value at date of grant. Options granted to employees are exercisable for a period of up to ten years. The plan also provided for the granting to non-employee directors of options to purchase 3,000 shares of Common Stock each time they were elected directors. Under the terms of the plan, no options can be granted subsequent to June 30, 2003 but options granted prior to that date shall remain in effect until such options have been exercised or terminated in accordance with the plan and the terms of such options.

A summary of the Stock Option Plan at June 30, 2005, 2004 and 2003 and the changes during the years ended on those dates is presented below.

	2005		2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	335,000	$ 3.20	357,000	$ 3.39	169,000	$ 6.24
Granted	-	-	-	-	307,000	$ 3.08
Exercised	(18,025)	$ 3.78	-	-	-	-
Expired	(5,000)	$ 3.05	(22,000)	$ 6.32	(119,000)	$ 6.63
Outstanding at end of year	311,975	$ 3.17	335,000	$ 3.20	357,000	$ 3.39

The following table summarizes information concerning outstanding and exercisable stock options at June 30, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding At June 30, 2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable At June 30, 2005	Weighted Average Exercise Price
$ 3.05 - $ 3.45	292,975	2.6 Years	$ 3.08	292,975	$ 3.08
$ 4.56	19,000	0.0 Years	$ 4.56	19,000	$ 4.56
	311,975	2.4 Years	$ 3.17	311,975	$ 3.17

The fair value of options granted in January and June 2003 was $1.09 per share and November 2002 was $1.36 per share as estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002
Expected dividend yield	0 %	0 %
Expected stock price volatility	63 %	58 %
Risk-free interest rate	2.59 %	3.47 %
Expected life (years)	5	5

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Note 7 | Stockholders' Equity

Changes in issued Common Stock and Stockholders' Equity for each of the three years ended June 30, 2005 were as follows:

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
Balance June 30, 2002	5,414,357	$ 26,152,000	$ (5,452,000)	$ 20,700,000
Net loss	-	-	(161,000)	(161,000)
Balance June 30, 2003	5,414,357	26,152,000	(5,613,000)	20,539,000
Net income	-	-	853,000	853,000
Balance June 30, 2004	5,414,357	26,152,000	(4,760,000)	21,392,000
Exercise of stock options	9,603	24,000	-	24,000
Net income	-	-	1,659,000	1,659,000
Balance June 30, 2005	5,423,960	$ 26,176,000	$ (3,101,000)	$ 23,075,000

Note 8 | Commitments and Contingencies

Concentration of Credit Risk Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and trade accounts receivable. The Company believes that the concentration of credit risk in its trade receivables is substantially mitigated by the Company's ongoing credit evaluation and its short collection terms. The Company does not generally require collateral from its customers but, in certain cases, the Company does require the customer to provide a letter of credit or an advance payment. In limited cases the Company will grant customers extended payment terms of up to 12 months. The Company establishes an allowance for uncollectible accounts based upon factors surrounding the credit risk of specific customers. Historically, the Company has not incurred significant credit related losses. The Company invests its excess cash in time deposits with maturities of usually less than one month in an effort to maintain safety and liquidity.

Financial Instruments The Company does not hold or issue financial instruments for trading or hedging purposes, nor does it hold interest rate, leveraged, or other types of derivative financial instruments. Fair values of accounts receivable, accounts payable and accrued expenses reflected in the June 30, 2005 and 2004 balance sheets approximate carrying values at those dates.

Lease Commitments The following table presents the Company's future minimum lease payments as of June 30, 2005 relating to its non-cancelable operating leases with terms in excess of one year:

Years Ended June 30,	Amount
2006	$ 334,000
2007	334,000
2008	198,000
2009	36,000
2010 and beyond	-
	$ 902,000

Under such operating leases, rent expense amounted to $475,000, $512,000 and $478,000 for the years ended June 30, 2005, 2004 and 2003, respectively.

The Company's leases for its Norwalk, Connecticut office and manufacturing facilities expire in 2008. The Company has options to renew such leases for an additional five year period.

The Company's lease for its North Haven, Connecticut manufacturing facility expires in 2009. The Company does not have an option to renew such lease.

The Company leased a building in Cypress, Texas from the former shareholder of A-G Geophysical Products, Inc. for $10,750 per month. The lease agreement, which expired in April 2005, also granted the Company an option to purchase the facility for $1,000,000 during the term of the lease. The Company exercised this option prior to its expiration in April 2005.

Employment Severance Agreements The Company has a severance compensation plan for certain executive officers and key employees of the Company which becomes operative upon their termination if such termination occurs within 24 months subsequent to a change in ownership of the Company, as defined in the plan.

The Company also has employment agreements with its president and chief executive officer and the president of A-G which provide for severance in the case of voluntary or involuntary termination following a change in control. These employment agreements have terms through June 30, 2007 and 2008, subject to extension as set forth in the agreements.

The aggregate maximum potential severance liability under the above-mentioned agreements approximates $3,437,000 at June 30, 2005. No amounts were due as of that date because no events had occurred which would have required such liability.

Litigation From time to time, the Company is a party to routine litigation and proceedings that are considered part of the ordinary course of its business. The Company is not aware of any current or pending litigation.

Securities and Exchange Commission Informal Inquiry By letter dated January 23, 2004, the Company was informed that the staff of the Securities and Exchange Commission (the "Staff") had begun an informal inquiry regarding certain corporate and accounting matters. In its letter, the Staff stated that the inquiry should not be construed to indicate that any federal securities laws had been violated or to reflect on the integrity of any person, the Company or its securities. Although the Company believes that it has acted properly and legally and is voluntarily cooperating with the Staff's informal inquiry, it can neither predict the length, scope or results of the informal inquiry, or the impact, if any, on its operations. The Company has complied with the information requests of the Staff.

Note 9 | Segment and Customer Information

The Company's reportable segments are "geophysical equipment" and "industrial products." Bolt and A-G are in the geophysical equipment segment. Custom Products is in the industrial products segment. The following table provides selected financial information for each segment for the years ended June 30, 2005, 2004 and 2003.

Fiscal 2005	Geophysical Equipment	Industrial Products	Total
Sales	$ 15,551,000	$ 3,245,000	$ 18,796,000
Interest income	47,000	-	47,000
Depreciation and amortization	262,000	22,000	284,000
Income before income taxes	1,903,000	597,000	2,500,000
Segment assets	22,676,000	4,640,000	27,316,000
Fixed asset additions	1,208,000	30,000	1,238,000

Fiscal 2004	Geophysical Equipment	Industrial Products	Total
Sales	$ 11,743,000	$ 3,063,000	$ 14,806,000
Interest income	15,000	-	15,000
Depreciation and amortization	250,000	29,000	279,000
Income before income taxes	775,000	533,000	1,308,000
Segment assets	17,828,000	4,746,000	22,574,000
Fixed asset additions	102,000	20,000	122,000

Fiscal 2003	Geophysical Equipment	Industrial Products	Total
Sales	$ 8,132,000	$ 2,710,000	$ 10,842,000
Interest income	18,000	-	18,000
Depreciation and amortization	247,000	34,000	281,000
Income (loss) before income taxes	(768,000)	433,000	(335,000)
Segment assets	17,004,000	4,772,000	21,776,000
Fixed asset additions	69,000	2,000	71,000

The Company does not allocate income taxes to segments.

Continued on next page

The following table reports sales by country for the years ended June 30, 2005, 2004 and 2003. Sales are attributed to each country based on the location of the customer.

	2005	2004	2003
United States	$ 9,728,000	$ 6,575,000	$ 5,861,000
Norway	3,105,000	3,796,000	1,559,000
France	1,191,000	809,000	947,000
United Kingdom	1,141,000	876,000	497,000
United Arab Emirates	773,000	90,000	23,000
Japan	747,000	350,000	203,000
Singapore	448,000	429,000	534,000
Peoples Republic of China	417,000	896,000	158,000
Former Soviet Union	336,000	377,000	238,000
Canada	206,000	133,000	241,000
India	158,000	108,000	53,000
Mexico	109,000	135,000	291,000
Germany	32,000	32,000	118,000
Other	405,000	200,000	119,000
	$ 18,796,000	$ 14,806,000	$ 10,842,000

A relatively small number of customers has accounted for the Company's geophysical equipment segment sales. Customers accounting for 10% or more of consolidated sales for 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Customer A	14 %	7 %	12 %
Customer B	11 %	10 %	12 %

Note 10 | Supplementary Information

Accrued expenses at June 30, 2005 and 2004 consist of the following:

	2005	2004
Compensation and related taxes	$ 549,000	$ 189,000
Compensated absences	270,000	272,000
Commissions payable	153,000	137,000
Other	70,000	68,000
	$ 1,042,000	$ 666,000

Note 11 | Quarterly Results (unaudited)

The following table summarizes results for each of the four quarters in the years ended June 30, 2005 and 2004.

	Quarter Ended			
Fiscal 2005	**Sept. 30**	**Dec. 31**	**March 31**	**June 30**
Sales	$ 3,839,000	$ 4,467,000	$ 5,115,000	$ 5,375,000
Gross profit	1,522,000	1,880,000	1,993,000	2,428,000
Income before taxes	340,000	449,000	698,000	1,013,000
Net income	211,000	277,000	483,000	688,000
Basic earnings per share	$ 0.04	$ 0.05	$ 0.09	$ 0.13
Diluted earnings per share	$ 0.04	$ 0.05	$ 0.09	$ 0.12

	Quarter Ended			
Fiscal 2004	Sept. 30	Dec. 31	March 31	June 30
Sales	$ 3,666,000	$ 3,501,000	$ 3,661,000	$ 3,978,000
Gross profit	1,542,000	1,500,000	1,508,000	1,121,000
Income before taxes	506,000	354,000	318,000	130,000
Net income	341,000	225,000	198,000	89,000
Basic and diluted earnings per share	$ 0.06	$ 0.04	$ 0.04	$ 0.02

COMMON STOCK DATA

Our Common Stock is listed on the American Stock Exchange under the symbol "BTJ." The following table sets forth the high and low sales prices for our Common Stock for the quarters indicated:

Fiscal 2005	High	Low
First Quarter	$ 4.73	$ 3.60
Second Quarter	5.25	3.80
Third Quarter	6.80	4.85
Fourth Quarter	6.80	5.16

Fiscal 2004	High	Low
First Quarter	$ 4.70	$ 3.25
Second Quarter	4.30	3.71
Third Quarter	4.67	3.65
Fourth Quarter	4.70	3.67

The number of stockholders of record at September 13, 2005 was 252. We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our Common Stock is held of record in broker "street names."

We have not paid a dividend since 1985. We do not intend to pay cash dividends on our Common Stock in the foreseeable future. Any decision to pay cash dividends will depend upon our growth, profitability, financial condition and other factors that the Board of Directors may deem relevant.

Note Regarding Forward-Looking Statements

Forward-looking statements in this Annual Report, future filings by the Company with the Securities and Exchange Commission, the Company's press releases and oral statements by authorized officers of the Company are intended to be subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These include statements about anticipated financial performance, future revenues or earnings, business prospects, new products, anticipated market performance, planned production and shipping of products, expected cash needs and similar matters. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation (i) the risk of technological change relating to the Company's products and the risk of the Company's inability to develop new competitive products in a timely manner, (ii) the risk of decreased demand for the Company's products due to fluctuations in energy industry activity, (iii) the Company's reliance on certain significant customers, (iv) risks associated with a significant amount of foreign sales, and (v) the risk of fluctuations in future operating results. The Company believes that forward-looking statements made by it are based on reasonable expectations. However, no assurances can be given that actual results will not differ materially from those contained in such forward-looking statements. The words "estimate," "project," "anticipate," "expect," "predict," "believe" and similar expressions are intended to identify forward-looking statements.

BOARD OF DIRECTORS

Raymond M. Soto [1]
Chairman, President
and Chief Executive Officer

Kevin M. Conlisk [1][2][4]
Principal and Chief Financial Officer
Alinabal Holdings Corporation

Joseph Espeso
Senior Vice President, Finance
and Chief Financial Officer

Michael H. Flynn [3][4]
Vice Chairman
Connecticut Community Bank, N.A.

George R. Kabureck [2][3][4]
Retired, Former Senior Vice
President, Administration
Norwalk Hospital

Joseph Mayerick, Jr.
Senior Vice President, Marketing
and Secretary

Stephen F. Ryan [2][4]
Retired, Former Chairman and CEO
Selas Corporation

Gerald H. Shaff
President
Custom Products Corporation

Gerald A. Smith [1][2][3][4]
Chief Executive Officer
Fiserv Lending Solutions

[1] Member, Executive Committee
[2] Member, Audit Committee
[3] Member, Executive Compensation Committee
[4] Member, Nominating Committee

EXECUTIVE OFFICERS

Raymond M. Soto
Chairman, President
and Chief Executive Officer

Joseph Espeso
Senior Vice President, Finance
and Chief Financial Officer

Joseph Mayerick, Jr.
Senior Vice President, Marketing
and Secretary

BOLT RESEARCH DIVISION

Norwalk, Connecticut

John Andros
Vice President, Operations Support

H. Thomas Jensen
Vice President, Engineering

Augustus W. Merwin
Vice President, Manufacturing

Michael A. Saunders
Vice President, Technical Sales

Radha R. Khurana
Controller

CUSTOM PRODUCTS CORPORATION

North Haven, Connecticut

Gerald H. Shaff
President

Philip H. Bacon
Vice President, Engineering

A-G GEOPHYSICAL PRODUCTS, INC.

Cypress, Texas

Michael C. Hedger
President

GENERAL COUNSEL

Levett Rockwood P.C.
Westport, Connecticut

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

McGladrey & Pullen, LLP
Stamford, Connecticut

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 10 a.m. Tuesday, November 22, 2005, at the Doubletree Hotel, 789 Connecticut Avenue, Norwalk, Connecticut 06854.

FORM 10-K

The Form 10-K Annual Report to the Securities and Exchange Commission provides certain additional information. A copy of this report may be obtained, without cost, upon request to the Secretary, Bolt Technology Corporation, Four Duke Place, Norwalk, Connecticut 06854.

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, New Jersey 07660
Telephone: (800) 635-9270
Internet: www.melloninvestor.com

CORPORATE HEADQUARTERS

Bolt Technology Corporation
Four Duke Place
Norwalk, Connecticut 06854
Telephone: (203) 853-0700
Internet: www.bolt-technology.com


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